Exhibit 99.1

Ayr Wellness Launches Entourage Vape Offerings in Florida

MIAMI, March 25, 2022 - Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a leading vertically integrated U.S. multi-state cannabis operator (“MSO”), today announced the launch of Entourage vapes, one of the Company’s ten national brands, in its Florida footprint.

Sales of Entourage begin this weekend across Liberty Health Sciences’ (“Liberty” or “LHS”) footprint of 45 dispensaries. The initial launch includes a collection of three strain-specific offerings, including “Tahoe OG,” “9lb Hammer,” and “Grape Ape.” The product will initially launch in 1-gram cartridges, followed by syringes at a later date.

“Entourage represents the latest of our national brands to be introduced to our 45-store Florida operation,” said Jonathan Sandelman, Founder, Chairman and CEO of Ayr. “A crucial aspect of our Florida improvement plan has been to increase the variety of high-quality products available to our patients, and the launch of Entourage, which follows last year’s introduction of Origyn Extracts, Secret Orchard fruit forward vapes, and Sun Gems fruit chews, brings us further towards achieving that goal.”

“Entourage’s flavorful, broad-spectrum cannabis distillate concentrates are perfect for consumers looking for an elevated vape experience, without an elevated price tag,” said Jeff Finnerty, Senior Vice President of Marketing at Ayr. “We envision Entourage providing strong options for our customers, alongside our Secret Orchard vape offerings.”

Entourage is also available in Massachusetts, in Ayr-owned and 3rd party retail locations. The company plans to introduce Entourage in additional key markets throughout 2022.

The Florida medical marijuana market continues to show robust growth, with the Florida Office of Medical Marijuana Use reporting over 695,000 registered patients as of March 18, 2022.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained in a timely manner or at all; inflationary pressures may increase input costs; supply chain issues may hamper production and distribution; scientific research regarding cannabis is still in its early stages and is subject to change as further research is completed; state laws may restrict or prevent inter-state commerce in cannabis products; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator. Based on the belief that everything starts with the quality of the plant, the Company mission is to cultivate the finest quality cannabis at scale and deliver remarkable experiences to its customers every day.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they serve. For more information, please visit www.ayrwellness.com.

Company/Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Sean Mansouri, CFA
Elevate IR
Email: ayr@elevate-ir.com

Email: IR@ayrwellness.com